SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

                                    FORM 11-K

                                  ANNUAL REPORT
                        PURSUANT TO SECTION 15(d) OF THE
                         SECURITIES EXCHANGE ACT OF 1934

[x] ANNUAL REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934 [NO FEE REQUIRED, EFFECTIVE OCTOBER 7, 1996].

For the fiscal year ended           December 31, 2008
                           ---------------------------------------------------

                                       OR

[ ] TRANSITION REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934 [NO FEE REQUIRED].

For the transition period from _______________ to  ______________________

                    Commission File Number 001-33733

     A. Full title of the plan and the address of the plan, if different from that of the issuer named below:

             Savings Plan for Employees of The LaPorte Savings Bank

     B: Name of issuer of the securities held pursuant to the plan and the address of its principal executive office:

                              LaPorte Bancorp, Inc.
                               710 Indiana Avenue
                             LaPorte, Indiana 46350

             SAVINGS PLAN FOR EMPLOYEES OF THE LAPORTE SAVINGS BANK
                                LaPorte, Indiana

                              FINANCIAL STATEMENTS
                           December 31, 2008 and 2007

             SAVINGS PLAN FOR EMPLOYEES OF THE LAPORTE SAVINGS BANK
                                LaPorte, Indiana

                              FINANCIAL STATEMENTS
                           December 31, 2008 and 2007




                                    CONTENTS




REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM................    1


FINANCIAL STATEMENTS

     STATEMENTS OF NET ASSETS AVAILABLE FOR BENEFITS...................    2

     STATEMENT OF CHANGES IN NET ASSETS AVAILABLE FOR BENEFITS.........    3

     NOTES TO FINANCIAL STATEMENTS.....................................    4


SUPPLEMENTAL SCHEDULE

     SCHEDULE H, LINE 4i - SCHEDULE OF ASSETS (HELD AT END OF YEAR)....   13

            REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM



401(k) Committee
Savings Plan for Employees of The LaPorte Savings Bank
LaPorte, Indiana


We have audited the accompanying statements of net assets available for benefits of the Savings Plan for Employees of The LaPorte Savings Bank (the Plan) as of December 31, 2008 and 2007, and the related statement of changes in net assets available for benefits for the year ended December 31, 2008. These financial statements are the responsibility of the Plan's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the net assets available for benefits of the Plan as of December 31, 2008 and 2007, and the changes in net assets available for benefits for the year ended December 31, 2008 in conformity with U.S. generally accepted accounting principles.

Our audit was conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The supplemental schedule of assets (held at end of year) is presented for the purpose of additional analysis and is not a required part of the basic financial statements but is supplementary information required by the Department of Labor's Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. The supplemental schedule is the responsibility of the Plan's management. The supplemental schedule has been subjected to the auditing procedures applied in the audit of the basic 2008 financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic 2008 financial statements taken as a whole.


                                           /s/ Crowe Howarth LLP
                                               Crowe Horwath LLP


South Bend, Indiana
June 25, 2009

             SAVINGS PLAN FOR EMPLOYEES OF THE LAPORTE SAVINGS BANK
                 STATEMENTS OF NET ASSETS AVAILABLE FOR BENEFITS
                           December 31, 2008 and 2007
--------------------------------------------------------------------------------


                                                                                   2008               2007
                                                                                   ----               ----
ASSETS
     Participant-directed investments, at fair value (Note 4)                $     2,235,393    $    2,588,463
     Participant loans                                                               133,638           120,520

     Receivables
         Employer contributions                                                        3,493             4,050
         Participant contributions                                                     8,715            10,527
                                                                             ---------------    --------------
                                                                                      12,208            14,577

         Total assets                                                              2,381,239         2,723,560
                                                                             ---------------    --------------


     Net assets, reflecting all investments at fair value                          2,381,239         2,723,560
                                                                             ---------------    --------------

     Adjustment from fair value to contract value
       for fully benefit-responsive investment contracts                              35,232             1,700
                                                                             ---------------    --------------


NET ASSETS AVAILABLE FOR BENEFITS                                            $     2,416,471    $    2,725,260
                                                                             ===============    ==============

--------------------------------------------------------------------------------

   See accompanying notes to financial statements.
                                                                              2.

             SAVINGS PLAN FOR EMPLOYEES OF THE LAPORTE SAVINGS BANK
            STATEMENT OF CHANGES IN NET ASSETS AVAILABLE FOR BENEFITS
                          Year ended December 31, 2008
--------------------------------------------------------------------------------


Additions to net assets attributed to:
         Dividend and interest income                             $      23,705
                                                                  --------------


      Contributions
         Employer's                                                     106,195
         Participants'                                                  276,292
         Rollover                                                       212,561
                                                                  --------------
                                                                        595,048

             Total additions                                            618,753

Deductions from net assets attributed to:
      Net depreciation in fair value of investments (Note 4)            730,278
      Benefits paid to participants                                     186,085
      Administrative expenses                                            11,179
                                                                  --------------
             Total deductions                                           927,542
                                                                  --------------

Net decrease
                                                                       (308,789)

Net assets available for benefits
      Beginning of year                                               2,725,260
                                                                  --------------

      End of year                                                 $   2,416,471
                                                                  ==============

--------------------------------------------------------------------------------

See accompanying notes to financial statements.
                                                                              3.

             SAVINGS PLAN FOR EMPLOYEES OF THE LAPORTE SAVINGS BANK
                          NOTES TO FINANCIAL STATEMENTS
                           December 31, 2008 and 2007
--------------------------------------------------------------------------------

NOTE 1 - DESCRIPTION OF PLAN

The following description of the Savings Plan for Employees of the LaPorte Savings Bank (the "Plan") provides only general information. Participants should refer to the Plan agreement for a more complete description of the Plan's provisions.

General: The Plan is a defined contribution plan covering all regular full-time and part-time employees of the LaPorte Savings Bank (the "Company" or the "Employer") who are age twenty-one or older. The Plan is subject to the provisions of the Employee Retirement Income Security Act of 1974 (ERISA).

Contributions: Each year, participants may contribute up to 75 percent of pretax annual compensation, as defined in the Plan and subject to certain limitations. Participants may also contribute amounts representing distributions from other qualified defined benefit or defined contribution plans. The Company contributes 50 percent of the first 6 percent of eligible compensation that a participant contributes to the Plan. Additional profit sharing amounts may be contributed at the option of the Company's board of directors. No profit sharing contribution was authorized for the current Plan year. Contributions are subject to certain limitations. Plan participants direct the investment of their contributions and the employer matching contributions and profit sharing contributions into the various investment options offered by the Plan. The Plan also includes an automatic contribution arrangement that applies to new participants or re-hired participants as they enter the plan. The automatic deferral amount is 3 percent of eligible compensation. Participants who do not wish to be automatically enrolled may elect not to defer or to defer another percentage.

Participant   Accounts:   Each  participant's   account  is  credited  with  the
participant's   contributions   and  an   allocation   of  (a)   the   Company's
contributions, (b) Plan earnings, and (c) forfeitures of employer matching contributions, and is charged with his or her withdrawals and an allocation of administrative expenses. Allocations are based on participant earnings or account balances, as defined. The benefit to which a participant is entitled is the benefit that can be provided from the participant's vested account. Each participant directs the investment of his or her account to any of the investment options available under the Plan.

Retirement, Death and Disability: A participant, or beneficiary, is entitled to 100% of his or her account balance upon retirement, death or disability.

Vesting: Participants are immediately vested in their contributions plus actual earnings thereon. Vesting in the remainder of their accounts, plus earnings thereon, is based on years of continuous service at the rate of 20% per year, resulting in 100% vesting after 5 years.

-------------------------------------------------------------------------------
                                                                              4.

             SAVINGS PLAN FOR EMPLOYEES OF THE LAPORTE SAVINGS BANK
                          NOTES TO FINANCIAL STATEMENTS
                           December 31, 2008 and 2007
--------------------------------------------------------------------------------

NOTE 1 - DESCRIPTION OF PLAN (Continued)

Payment of Benefits: On termination of service, a participant may elect to receive either a lump sum or a direct rollover equal to the value of his or her vested interest in the account. Distributions are made in cash.

Loan Provisions: Participants may borrow from their accounts a minimum of $1,000 up to a maximum of $50,000 or 50% of their vested account balance, whichever is less. The loans are secured by the balance in the participant's account and bear interest at rates that are commensurate with local prevailing rates as determined quarterly by the Plan administrator. Principal and interest are paid through payroll deductions.

Forfeitures: Participant forfeitures of employer matching contributions are reallocated to the remaining participants, based upon their relative eligible wages. Forfeitures of employer matching contributions can be used to offset future employer matching contributions or administrative expenses of the Plan or may be redistributed to current participants as a discretionary contribution by the Company.

NOTE 2 - SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Basis of Accounting: The financial statements of the Plan are prepared under the accrual basis of accounting.

Adoption of New Accounting Standards: In September 2006, the FASB issued Statement No. 157, Fair Value Measurements (FAS 157). This Statement defines fair value, establishes a framework for measuring fair value, and expands disclosures about fair value measurements. This Standard is effective for financial statements issued for fiscal years beginning after November 15, 2007. The impact of adoption of this standard as of January 1, 2008 was not material to the Plan's net assets available for benefits.

--------------------------------------------------------------------------------
                                                                              5.

             SAVINGS PLAN FOR EMPLOYEES OF THE LAPORTE SAVINGS BANK
                          NOTES TO FINANCIAL STATEMENTS
                           December 31, 2008 and 2007
--------------------------------------------------------------------------------

NOTE 2 - SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (Continued)

Effect of Newly Issued But Not Yet Effective Accounting Standards: In April 2009, the FASB issued Staff Position (FSP) No. 157-4, Determining Fair Value When the Volume and Level of Activity for the Asset and Liability Have Significantly Decreased and Identifying Transactions That are Not Orderly. This FSP emphasizes that even if there has been a significant decrease in the volume and level of activity, the objective of a fair value measurement remains the same. Fair value is the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction (that is, not a forced liquidation or distressed sale) between market participants. The FSP provides a number of factors to consider when evaluating whether there has been a significant decrease in the volume and level of activity for an asset or liability in relation to normal market activity. In addition, when transactions or quoted prices are not considered orderly, adjustments to those prices based on the weight of available information may be needed to determine the appropriate fair value. The FSP also requires increased disclosures. This FSP is effective for annual reporting periods ending after June 15, 2009, and shall be applied prospectively. Plan management does not expect the adoption to have a material effect on the Plan's net assets available for benefits or changes therein.

Investment Valuation and Income Recognition: The Plan's investments are reported at fair value. Purchases and sales of securities are recorded on a trade-date basis. Interest income is recorded on the accrual basis. Dividends are recorded on the ex-dividend date.

FAS 157 defines fair value as the price that would be received by the Plan for an asset or paid by the Plan to transfer a liability (an exit price) in an orderly transaction between market participants on the measurement date in the Plan's principal or most advantageous market for the asset or liability. FAS 157 establishes a fair value hierarchy which requires the Plan to maximize the use of observable inputs and minimize the use of unobservable inputs when measuring fair value. The hierarchy places the highest priority on unadjusted quoted market prices in active markets for identical assets or liabilities (level 1 measurements) and gives the lowest priority to unobservable inputs (level 3 measurements). The three levels of inputs within the fair value hierarchy are defined as follows:

     Level 1: Quoted prices (unadjusted) for identical assets or liabilities in active markets that the Plan has the ability to access as of the measurement date.

     Level 2: Significant other observable inputs other than level 1 prices such as quoted prices for similar assets or liabilities; quoted prices in markets that are not active; or other inputs that are observable or can be corroborated by observable market data.

     Level 3: Significant unobservable inputs that reflect the Plan's own assumptions about the assumptions that market participants would use in pricing an asset or liability.

--------------------------------------------------------------------------------
                                                                              6.

             SAVINGS PLAN FOR EMPLOYEES OF THE LAPORTE SAVINGS BANK
                          NOTES TO FINANCIAL STATEMENTS
                           December 31, 2008 and 2007
--------------------------------------------------------------------------------
NOTE 2 - SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (Continued)

In many cases, a valuation technique used to measure fair value includes inputs from multiple levels of the fair value hierarchy. The lowest level of significant input determines the placement of the entire fair value measurement in the hierarchy.

The following descriptions of the valuation methods and assumptions used by the Plan to estimate the fair values of investments apply to investments held directly by the Plan.

Mutual funds: The fair values of mutual fund investments are determined by obtaining quoted prices on nationally recognized securities exchanges (level 1 inputs).

Company common stock: Investments in LaPorte Bancorp, Inc. (the "Corporation") common stock are determined by obtaining a quoted price on nationally recognized securities exchanges (level 1 inputs).

Pooled separate accounts: The fair values of participation units held in pooled separate accounts, are based on their net asset values, as reported by the managers of the pooled separate accounts and as supported by the unit prices of actual purchase and sale transactions occurring as of or close to the financial statement date (level 2 inputs).

Stable value fund: The fair values of interests in stable value funds are based upon the net asset values of such funds reflecting all investments at fair value, including direct and indirect interests in fully benefit-responsive contracts, as reported by the fund managers (level 2 inputs).

Participant loans: Participant loans are reported at amortized cost, as the fair value of the loans is not practicable to estimate due to restrictions placed on the transferability of the loans.

--------------------------------------------------------------------------------

                                                                              7.

             SAVINGS PLAN FOR EMPLOYEES OF THE LAPORTE SAVINGS BANK
                          NOTES TO FINANCIAL STATEMENTS
                           December 31, 2008 and 2007
--------------------------------------------------------------------------------

NOTE 2 - SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (Continued)

The methods described above may produce a fair value calculation that may not be indicative of net realizable value or reflective of future fair values. Furthermore, while the Plan believes its valuation methods are appropriate and consistent with other market participants, the use of different methodologies or assumptions to determine the fair value of certain financial instruments could result in a different fair value measurement at the reporting date.

Investments measured at fair value on a recurring basis are summarized below:

                                                Fair Value Measurements
                                               at December 31, 2008 Using
                                         -------------------------------------
                                          Quoted Prices in        Significant
                                           Active Markets            Other
                                            for Identical         Observable
                                               Assets               Inputs
                                              (Level 1)            (Level 2)
                                              ---------            ---------
     Investments:
         Mutual Funds                        $  356,674            $      -
         Pooled Separate Accounts                     -             767,925
         Corporation Stock                      391,379                   -
         Stable Value Fund                            -             719,415


Fully Benefit-Responsive Investment Contracts: While Plan investments are presented at fair value in the statements of net assets available for benefits, any material difference between the fair value of the Plan's indirect interests in fully benefit-responsive investment contracts and their contract value is presented as an adjustment line in the statements of net assets available for benefits, because contract value is the relevant measurement attribute for that portion of the Plan's net assets available for benefits. Contract value represents contributions made to a contract, plus earnings, less participant withdrawals and administrative expenses. Participants in fully benefit-responsive contracts may ordinarily direct the withdrawal or transfer of all or a portion of their investment at contract value. The Plan holds an indirect interest in such contracts through its investment in a stable value fund.

Payment of Benefits: Benefits are recorded when paid.

Estimates: The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires the plan administrator to make estimates and assumptions that affect certain reported amounts and disclosures, and actual results may differ from these estimates.

--------------------------------------------------------------------------------
                                                                              8.

             SAVINGS PLAN FOR EMPLOYEES OF THE LAPORTE SAVINGS BANK
                          NOTES TO FINANCIAL STATEMENTS
                           December 31, 2008 and 2007
--------------------------------------------------------------------------------


NOTE 2 - SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (Continued)

Risks and Uncertainties: The Plan invests in various investment securities. Investment securities are exposed to various risks such as interest rate, market, liquidity and credit risks. Due to the level of risk associated with certain investment securities and the sensitivity of certain fair value estimates to changes in valuation assumptions, it is at least reasonably possible that changes in the values of investment securities will occur in the near term and that such changes could materially affect participants' account balances and the amounts reported in the statement of net assets available for benefits.

NOTE 3 - RIGHTS UPON PLAN TERMINATION

Although it has not expressed any intent to do so, the Company has the right under the Plan to discontinue its contributions at any time and to terminate the Plan subject to the provisions of ERISA. In the event of plan termination, participants would become 100% vested in their employer contributions and earnings thereon.


--------------------------------------------------------------------------------
                                                                              9.

             SAVINGS PLAN FOR EMPLOYEES OF THE LAPORTE SAVINGS BANK
                          NOTES TO FINANCIAL STATEMENTS
                           December 31, 2008 and 2007
--------------------------------------------------------------------------------
NOTE 4 - INVESTMENTS

The following presents the fair values of investments held by the Plan:

                                                                                              December 31,
                                                                                          2008                2007
                                                                                          ----                ----
Mutual Funds
American Century Vista Advisor Fund,
   5,016 and 3,463 units, respectively                                             $      54,025        $      72,819
American Funds EuroPacific Growth R3 Fund,
   3,421 and 5,734 units, respectively*                                                   94,283              287,056
Fidelity Advisor Small Cap T Fund,
   3,989 and 4,137 units, respectively                                                    66,902               99,401
American Funds Growth Fund of American R3 Fund,
   7,003 and 3,986 units, respectively*                                                  141,464              133,623
                                                                                   -------------        -------------
                                                                                         356,674              592,899
Pooled Separate Accounts
Principal Bond and Mortgage, 70 and 74 units, respectively                                45,042               55,021
Russell Life Growth Strategy, 8,552 and 7,829 units, respectively                         91,870              132,337
Russell Life Balance Strategy, 21,170 and 16,792 units, respectively*                    253,455              288,472
Russ Life Conservative Strategy, 2,466 and 1,167 units, respectively                      31,787               17,889
Russell Life Equity Growth Strategy, 4,378 and 7,737 units, respectively                  42,710              131,001
Russell Life Moderate Strategy, 8,635 and 7,484 units, respectively                      106,363              121,249
Principal SmallCap S&P 600 Index, 1,200 and 1,041 units, respectively                     18,497               23,362
Principal MidCap S&P 400 Index, 2,584 and 1,407 units, respectively                       36,549               31,345
Principal LargeCap Value III, 4,436 and 14,940 units, respectively*                       41,430              236,824
Principal MidCap Value II, 3,556 and 6,924 units, respectively                            36,295              122,973
Principal SmallCap Value I, 1,376 and 1,469 units, respectively                           19,263               30,438
Principal LargeCap S&P 500 Index, 1,314 and 1,738 units, respectively                     44,664               94,176
                                                                                   -------------        -------------
                                                                                         767,925            1,285,087
Corporation Stock
LaPorte Bancorp, Inc., 74,548 and 66,465 units, respectively*                            391,379              448,639

Stable Value Funds
Principal Stable Value Fund, 43,982 and 15,949 units
   (contract value $754,647 and $263,538), respectively*                                 719,415              261,838

Investments at Estimated Fair Value
Participant Loans                                                                        133,638              120,520
                                                                                   -------------        -------------
                                                                                   $   2,369,031        $   2,708,983
                                                                                   =============        =============

* Denotes investment that represents 5 percent or more of the Plan's net assets in the current or prior year.
--------------------------------------------------------------------------------
                                                                             10.

             SAVINGS PLAN FOR EMPLOYEES OF THE LAPORTE SAVINGS BANK
                          NOTES TO FINANCIAL STATEMENTS
                           December 31, 2008 and 2007
--------------------------------------------------------------------------------

NOTE 4 - INVESTMENTS (Continued)

The following table presents the net appreciation/(depreciation) (including investments bought, sold and held during the year) in fair value for each of the Plan's investment categories for the year ended December 31, 2008:


Mutual Funds                                              $(254,549)
Pooled Separate Accounts                                   (379,068)
Corporation Stock                                          (114,475)
Stable Value Fund                                            17,814
                                                    ---------------
                                                    $      (730,278)
                                                    ===============

NOTE 5 - PARTY-IN-INTEREST TRANSACTIONS

Parties in interest are defined under Department of Labor regulations as any fiduciary of the Plan, any party rendering service to the Plan, the employer, and certain others. The Plan holds units of pooled separate accounts managed by Principal Financial Group and a stable value fund issued by Union Bond and Trust, an affiliate of Principal Financial Group. Principal was the custodian and third party administrator of the Plan and, therefore, these investments qualify as party-in-interest investments. The LaPorte Savings Bank is the Plan trustee. The Plan also holds shares of LaPorte Bancorp, Inc. common stock (Note
4), and recognized no dividend income in 2008 from this related party investment. Participant loans held by the Plan also reflect party-in-interest transactions. Certain administrative functions are performed by officers or employees of the Company. No such officer or employee receives compensation from the Plan. Some administrative expenses of the Plan are paid directly by the Company.

NOTE 6 - TAX STATUS

The Internal Revenue Service has determined and informed the Company by a letter dated June 12, 1995 that the Plan and related trust are designed in accordance with applicable sections of the Internal Revenue Code (IRC). Although the Plan has been amended since receiving the determination letter, Plan management believes that the Plan is designed and being operated in compliance with the applicable requirements of the IRC. Therefore, they believe that the Plan was qualified and the related trust was tax-exempt as of the financial statement date.

--------------------------------------------------------------------------------
                                                                             11.

             SAVINGS PLAN FOR EMPLOYEES OF THE LAPORTE SAVINGS BANK
                          NOTES TO FINANCIAL STATEMENTS
                           December 31, 2008 and 2007
--------------------------------------------------------------------------------

NOTE 7 - RECONCILIATION OF FINANCIAL STATEMENTS TO FORM 5500

The following is a reconciliation of net assets available for benefits per the financial statements at December 31, 2008 and 2007 to the Form 5500:

                                                                                   2008               2007
                                                                                   ----               ----

     Net assets available for benefits per the financial statements          $     2,416,471    $    2,725,260
     Deficiency/(Excess) of contract value over estimated
       fair value of investment in stable value fund                                 (35,232)           (1,700)
                                                                             ---------------    --------------

     Net assets per the Form 5500                                            $     2,381,239    $    2,723,560
                                                                             ===============    ==============

The following is a reconciliation of the change in net assets available for benefits for the year ended December 31, 2008 per the financial statements to the net loss reported in the 2008 Form 5500:

     Decrease in net assets available for benefits
       per the financial statements                                                             $     (308,789)
     Change in excess of contract value over estimated fair value
       of investment in stable value fund                                                              (33,532)
                                                                                                --------------

     Net loss per the Form 5500                                                                 $     (342,321)
                                                                                                ==============


--------------------------------------------------------------------------------
                                                                             12.

             SAVINGS PLAN FOR EMPLOYEES OF THE LAPORTE SAVINGS BANK
         SCHEDULE H, LINE 4i - SCHEDULE OF ASSETS (HELD AT END OF YEAR)
                               December 31, 2008
--------------------------------------------------------------------------------

Name of plan sponsor:                        The LaPorte Savings Bank
Employer identification Number:              35-0461190
                                             -----------------------------------
Three-digit plan number:                     002
                                             -----------------------------------


                                 (B)                                     (C)                           (D)              (E)
                                                          Description of investment including
                    Identity of issuer, borrower,           maturity date, rate of interest,
     (A)               lessor or similar party             collateral, par or maturity value.          Cost          Current Value
--------------    ----------------------------------    ---------------------------------------    ------------    ----------------

      *           Principal Life Insurance Co.          Pooled Separate Accounts                        **          $   45,042
                                                        Prinicpal Bond and Mortgage

      *           Principal Life Insurance Co.          Pooled Separate Accounts                        **             253,455
                                                        Russell Life Balance Strategy

      *           Principal Life Insurance Co.          Pooled Separate Accounts                        **              31,787
                                                        Russell Life Conservative Strategy

      *           Principal Life Insurance Co.          Pooled Separate Accounts                        **              42,710
                                                        Russell Life Equity Growth Strategy

      *           Principal Life Insurance Co.          Pooled Separate Accounts                        **              91,870
                                                        Russell Life Growth Strategy

      *           Principal Life Insurance Co.          Pooled Separate Accounts                        **             106,363
                                                        Russell Life Moderate Strategy

      *           Principal Life Insurance Co.          Pooled Separate Accounts                        **              41,430
                                                        Principal LargeCap Value III

      *           Principal Life Insurance Co.          Pooled Separate Accounts                        **              44,664
                                                        Principal LargeCap S&P 500 Index

      *           Principal Life Insurance Co.          Pooled Separate Accounts                        **              36,295
                                                        Principal MidCap Value II

      *           Principal Life Insurance Co.          Pooled Separate Accounts                        **              19,263
                                                        Principal SmallCap Value I

      *           Principal Life Insurance Co.          Pooled Separate Accounts                        **              36,549
                                                        Principal MidCap S&P 400 Index

      *           Principal Life Insurance Co.          Pooled Separate Accounts                        **              18,497
                                                        Principal SmallCap S&P 600 Index

      *           Union Bond & Trust Co.                Common/Collective Trust                         **             719,415
                                                        Principal Stable Value Fund

                  American Funds Service Co.            Registered Investment Company                   **             141,464
                                                        American Funds Growth Fund of America
                                                         R3 Fund

                  American Century Investments          Registered Investment Company                   **              54,025
                                                        American Century Vista Advisor Fund

                  Fidelity Investments                  Registered Investment Company                   **               66,902
                                                        Fidelity Advisor Small Cap T Fund

                  American Funds Service Co.            Registered Investment Company                   **               94,283
                                                        American Funds EuroPacific Growth R3 Fund

      *           LaPorte Bancorp, Inc.                 Employer Security                               **               391,379
                                                        LaPorte Bancorp, Inc. Stock

      *           Participant Loans                     Interest rates ranging from 6.00% to 10.25%                      133,638
                                                                                                                    ---------------
                                                                                                                    $  2,369,031
                                                                                                                    ===============
* - Denotes party-in-interest investment.
**- Investment is participant directed, therefore, historical cost is not required.



--------------------------------------------------------------------------------
                                                                             13.

                                   SIGNATURES


     The Plan. Pursuant to the requirements of the Securities Exchange Act of 1934, the trustees (or other persons who administer the employee benefit plan) have duly caused this annual report to be signed on its behalf by the undersigned hereunto duly authorized.


                                       SAVINGS PLAN FOR EMPLOYEES OF THE LAPORTE
                                       SAVINGS BANK






Date:  June 25, 2009                   By:      /s/ Debra S. Varnak
                                       Name:    Debra S. Varnak
                                       Title:   Vice President Human Resources
                                                The LaPorte Savings Bank

We consent to the incorporation by reference in Registration Statement No. 333-148709 on Form S-8 of LaPorte Bancorp, Inc. of our report dated June 25, 2009 appearing in this Annual Report on Form 11-K of the Savings Plan for Employees of The LaPorte Savings Bank for the year ended December 31, 2008.



                                        /s/ Crowe Horwath LLP
                                        Crowe Horwath LLP

South Bend, Indiana
June 25, 2009